Filed by: TriVascular Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

Form of Cover Emails to Customer Letter

Dear Clinical Partners,

We deeply appreciate the confidence you have placed in TriVascular in treating your patients with our technology and, accordingly, want to share some exciting information with you. We are pleased to announce that Endologix® and TriVascular® have agreed to a merger and expect to become a single company focused on aortic disorders in the first quarter of 2016.

Attached is a letter from Chris Chavez, Chairman, President & CEO at TriVascular, with more information about the merger. Between now and when the deal closes, our top priority remains, to provide you, and your patients, with the very best technology and support. We remain committed to our on-going clinical studies, including a commitment to complete enrollment in the LIFE and LUCY studies.

Please do not hesitate to contact us with any questions. Again thank you for your trust and support and for your confidence in our company, products and people.

Best regards,

Shari O’Quinn VP Clinical, Regulatory & Quality soquinn@trivascular.com +1 480 283 4817	Meredith Huetter VP Clinical & Medical Affairs mhuetter@trivascular.com +1 707 695 4154

Dear [Physician partner],

We deeply appreciate the confidence you have placed in TriVascular in treating your patients with our technology and, accordingly, want to share some exciting information with you. We are pleased to announce that Endologix® and TriVascular® have agreed to a merger and expect to become a single company focused on aortic disorders in the first quarter of 2016.

Attached is a letter from Chris Chavez, Chairman, President & CEO at TriVascular, with more information about the merger. Between now and when the deal closes, our top priority remains, to provide you, and your patients, with the very best technology and support.

Please do not hesitate to contact us with any questions. Again thank you for your trust and support and for your confidence in our company, products and people.

Best regards,

[Sales representative]

October 26, 2015

We are pleased to announce that Endologix® and TriVascular® have agreed to a merger and expect to become a single company focused on aortic disorders in the first quarter of 2016. Until the deal closes, we will remain separate companies – we will operate independently and we will not sell each other’s products.

We deeply appreciate the confidence you have placed in TriVascular in treating your patients with our technology and, accordingly, want to share this exciting information with you. From the beginning, our Mission has been to make EVAR better, safer, less invasive and available to more patients. We believe the combined companies will be uniquely positioned to offer vascular specialists a comprehensive range of AAA devices along with the service capability needed to accelerate the pursuit of our important mission.

This merger will combine two innovative leaders sharply focused on improving endovascular solutions to treat aortic disease. It will also bring together three unique technologies — the AFX®, Ovation®, and Nellix®1 platforms — that represent the broadest product offering and indications in AAA. The quality and breadth of these solutions will enable you to select and optimize your AAA treatment to the individual requirements of each patient.

Innovating to create great technology is not enough; having the resources to ensure both product and service excellence is key to fulfilling our aim to safely expand and improve endovascular aortic repair. The merger will enable us to increase the number of experienced service professionals supporting the Ovation Platform worldwide, thereby providing even more physicians and their patients with access to our innovative technology.

The combined company will maintain its entrepreneurial zeal and provide the scale, technology, talent and passion to continue to innovate on multiple new projects well into the next decade. I am confident that the same impressive development teams that created today’s products will continue to listen to the voices of our physician partners and develop tomorrow’s transforming technology to further advance endovascular treatment of aortic disease.

Between now and when the deal closes, our top priority remains, to provide you, and your patients, with the very best technology and support. Again thank you for your trust and support and for your confidence in our company, products and people.

Sincerely,

Christopher G. Chavez

Chairman, President & CEO, TriVascular

[1]	The Nellix EndoVascular Aneurysm Sealing System is CE Marked. It is an investigational device in the United States. CAUTION: Investigational Device. Limited by federal (United States) law to investigational use only.

Endologix and TriVascular will remain separate operational entities until the close of the transaction. Until closing, neither Endologix nor TriVascular will offer the other company’s products.

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The transaction referenced in this communication has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION.

In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.